# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Baiya International Group Inc., CIK 0001944712
CUSIP: G07064101
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 5Q, No. 5 Golf Avenue, Guangpei Community, Guanlan Street, Longhua District, Shenzhen, China (F4), 518110
Date of event which requires filing of this statement: 03/06/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002067685

## Reporting persons
- Weilai Zhang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 947,000; shared voting power 0; sole dispositive power 947,000; shared dispositive power 0; aggregate amount beneficially owned 947,000 (7.576% of the class)
  Comment: Number in each of Rows 5,7 and 9 consists of 947,000 ordinary shares, $0.0001 par value per share ("Ordinary Shares") of the Issuer held by Huiwan Holdings Limited ("Huiwan"). Weilai Zhang is the sole director and sole shareholder of Huiwan owing 100% of the equity interests in Huiwan and as such, may be deemed to be the beneficial owner of the securities held by Huiwan. Weilai Zhang is a director and Chairman of the board of directors of the Issuer and acquired all his securities prior to the Issuer registering under the Exchange Act.
  
  Number in Row 11 is based on a total of 12,520,000 ordinary shares of the Issuer of March 24, 2025, after the consummation of the transactions reported in the Issuer's Rule 424(b)(4) Prospectus filed on March 24, 2025.
- Huiwan Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 947,000; shared voting power 0; sole dispositive power 947,000; shared dispositive power 0; aggregate amount beneficially owned 947,000 (7.567% of the class)
  Comment: Number in each of Rows 5, 7, and 9 consists of 947,000 Ordinary Shares held by Huiwan. Weilai Zhang is the director and also the sole shareholder of Huiwan, owing 100% of the equity interests in Huiwan. As such, Weilai Zhang may be deemed to be the beneficial owner of the securities held by Huiwan.
  
  Number in Row 11 is based on a total of 12,520,000 ordinary shares of the Issuer of March 24, 2025, after the consummation of the transactions reported in the Issuer's Rule 424(b)(4) Prospectus filed on March 24, 2025.

## Item 1. Issuer
Name of issuer: Baiya International Group Inc.
Address of issuer's principal executive offices: 5Q, No. 5 Golf Avenue Guangpei Community, Guanlan Street Longhua District, Shenzhen, China 518110

## Item 2. Person Filing
Name of person filing:
Weilai Zhang
Huiwan Holdings Limited
Address of principal business office or, if none, residence:
Weilai Zhang: No. 88 Huiyuan East Road, Jinjiang District, Chengdu City, Sichuan, China
Huiwan Holdings Limited: Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
Citizenship:
Weilai Zhang: China
Huiwan Holdings Limited: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Weilai Zhang: 947,000
Huiwan Holdings Limited: 947,000
Percent of class:
Weilai Zhang: 7.576%
Huiwan Holdings Limited: 7.576%
Sole power to vote or to direct the vote:
Weilai Zhang: 947,000
Huiwan Holdings Limited: 947,000
Shared power to vote or to direct the vote:
Weilai Zhang: 0
Huiwan Holdings Limited: 0
Sole power to dispose or to direct the disposition:
Weilai Zhang: 947,000
Huiwan Holdings Limited: 947,000
Shared power to dispose or to direct the disposition:
Weilai Zhang: 0
Huiwan Holdings Limited: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Weilai Zhang: /s/ Weilai Zhang, Weilai Zhang (05/19/2025)
- Huiwan Holdings Limited: /s/ Weilai Zhang, Weilai Zhang/Director (05/19/2025)